UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Concord Medical Services Holdings Limited
(Name of Issuer)

Class A ordinary shares, par value US$0.0001 per share
(Title of Class of Securities)

206277 105(1)
(CUSIP Number)

Jianyu Yang
Zheng Cheng
18/F, Tower A, Global Trade Center
36 North Third Ring Road East
Dongcheng District, Beijing 100013
People’s Republic of China
Telephone: +86 10 5957-5266

With a copy to:
Shuang Zhao, Esq.
Cleary Gottlieb Steen & Hamilton

37th Floor, Hysan Place

500 Hennessy Road

Causeway Bay, Hong Kong

Telephone: +852 2532 3783

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American depositary shares (“ADSs”), each representing three Class A ordinary shares of the Issuer (the “Ordinary Shares”)

CUSIP Number: 206277 105

1.	Name of Reporting Persons Jianyu Yang
2.	Check The Appropriate Box If A Member of A Group (See instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See instructions) OO
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) ☐
6.	Citizenship Or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 825,932
	8.	Shared Voting Power 59,770,876
	9.	Sole Dispositive Power 825,932
	10.	Shared Dispositive Power 59,770,876

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,596,808[1]
12.	Check Box If The Aggregate Amount in Row (11) Excludes Certain Shares (See instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 46.0%[2]
14.	Type of Reporting Person (See instructions) IN

1.	Includes (i) 45,787,948 Ordinary Shares and 4,660,976 ADSs, each representing three Ordinary Shares, held by Morgancreek, and (ii) 825,932 Ordinary Shares issuable upon exercise of options held by Mr. Yang that are exercisable currently or within 60 days of the date of this Amendment. Mr. Yang and his spouse, Ms. Bi Zhang, indirectly hold 18% and 42% of the shares of Morgancreek, respectively, and by virtue of such relationship Mr. Yang may be deemed the beneficial owner of all the Ordinary Shares (including Ordinary Shares in the form of ADSs) beneficially owned by Morgancreek.

2.	Percentage calculated based on 131,022,616 Ordinary Shares issued and outstanding as of May 1, 2017, which was disclosed in the Issuer’s annual report on Form 20-F (File No. 001-34563) filed with the SEC on May 1, 2017, and 825,932 Ordinary Shares issuable upon exercise of options held by Mr. Yang that are exercisable currently or within 60 days of the date of this Amendment.

CUSIP Number: 206277 105

1.	Name of Reporting Persons Shanghai Hui Fu Science and Technology Development Co., Ltd.
2.	Check The Appropriate Box If A Member of A Group (See instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See instructions) OO
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) ☐
6.	Citizenship Or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 59,770,876
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 59,770,876

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 59,770,876[3]
12.	Check Box If The Aggregate Amount in Row (11) Excludes Certain Shares (See instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 45.6%[4]
14.	Type of Reporting Person (See instructions) CO

3.	Includes 45,787,948 Ordinary Shares and 4,660,976 ADSs, each representing three Ordinary Shares, held by Morgancreek. Hui Fu and Oakville hold 30% and 70% of the shares of Cherrylane, respectively, which holds 60% of the shares of Morgancreek.

4.	Percentage calculated based on 131,022,616 Ordinary Shares issued and outstanding as of May 1, 2017, which was disclosed in the Issuer’s annual report on Form 20-F (File No. 001-34563) filed with the SEC on May 1, 2017.

CUSIP Number: 206277 105

1.	Name of Reporting Persons Bi Zhang
2.	Check The Appropriate Box If A Member of A Group (See instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See instructions) OO
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) ☐
6.	Citizenship Or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 59,770,876
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 59,770,876

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 59,770,876[5]
12.	Check Box If The Aggregate Amount in Row (11) Excludes Certain Shares (See instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 45.6%[6]
14.	Type of Reporting Person (See instructions) IN

5.	Includes 45,787,948 Ordinary Shares and 4,660,976 ADSs, each representing three Ordinary Shares, held by Morgancreek. Ms. Zhang and Mr. Jianyu Yang indirectly hold 42% and 18% of the shares of Morgancreek, respectively. By virtue of such relationship, Ms. Zhang may be deemed the beneficial owner of all the Ordinary Shares (including Ordinary Shares in the form of ADSs) beneficially owned by Morgancreek.

6.	Percentage calculated based on 131,022,616 Ordinary Shares issued and outstanding as of May 1, 2017, which was disclosed in the Issuer’s annual report on Form 20-F (File No. 001-34563) filed with the SEC on May 1, 2017.

CUSIP Number: 206277 105

1.	Name of Reporting Persons Oakville Holdings Group Limited
2.	Check The Appropriate Box If A Member of A Group (See instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See instructions) OO
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) ☐
6.	Citizenship Or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 59,770,876
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 59,770,876

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 59,770,876[7]
12.	Check Box If The Aggregate Amount in Row (11) Excludes Certain Shares (See instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 45.6%[8]
14.	Type of Reporting Person (See instructions) CO

7.	Includes 45,787,948 Ordinary Shares and 4,660,976 ADSs, each representing three Ordinary Shares, held by Morgancreek. Oakville and Hui Fu hold 70% and 30% of the shares of Cherrylane, respectively, which holds 60% of the shares of Morgancreek.

8.	Percentage calculated based on 131,022,616 Ordinary Shares issued and outstanding as of May 1, 2017, which was disclosed in the Issuer’s annual report on Form 20-F (File No. 001-34563) filed with the SEC on May 1, 2017.

CUSIP Number: 206277 105

1.	Name of Reporting Persons Cherrylane Investments Limited
2.	Check The Appropriate Box If A Member of A Group (See instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See instructions) OO
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) ☐
6.	Citizenship Or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 59,770,876
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 59,770,876

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 59,770,876[9]
12.	Check Box If The Aggregate Amount in Row (11) Excludes Certain Shares (See instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 45.6%[10]
14.	Type of Reporting Person (See instructions) CO

9.	Represents 45,787,948 Ordinary Shares and 4,660,976 ADSs, each representing three Ordinary Shares, held by Morgancreek. Cherrylane holds 60% of the shares of Morgancreek.

10.	Percentage calculated based on 131,022,616 Ordinary Shares issued and outstanding as of May 1, 2017, which was disclosed in the Issuer’s annual report on Form 20-F (File No. 001-34563) filed with the SEC on May 1, 2017.

CUSIP Number: 206277 105

1.	Name of Reporting Persons Zheng Cheng
2.	Check The Appropriate Box If A Member of A Group (See instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See instructions) OO
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) ☐
6.	Citizenship Or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 825,932
	8.	Shared Voting Power 59,770,876
	9.	Sole Dispositive Power 825,932
	10.	Shared Dispositive Power 59,770,876

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,596,808[11]
12.	Check Box If The Aggregate Amount in Row (11) Excludes Certain Shares (See instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 46.0%[12]
14.	Type of Reporting Person (See instructions) IN

[11]	Includes (i) 45,787,948 Ordinary Shares and 4,660,976 ADSs, each representing three Ordinary Shares, held by Morgancreek, and (ii) 825,932 Ordinary Shares issuable upon exercise of options held by Mr. Cheng that are exercisable currently or within 60 days of the date of this Amendment. Mr. Cheng indirectly owns 40% of the shares of Morgancreek.

12.	Percentage calculated based on 131,022,616 Ordinary Shares issued and outstanding as of May 1, 2017, which was disclosed in the Issuer’s annual report on Form 20-F (File No. 001-34563) filed with the SEC on May 1, 2017, and 825,932 Ordinary Shares issuable upon exercise of options held by Mr. Cheng that are exercisable currently or within 60 days of the date of this Amendment.

CUSIP Number: 206277 105

1.	Name of Reporting Persons Shanghai Jian Qian Science and Technology Development Co., Ltd.
2.	Check The Appropriate Box If A Member of A Group (See instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See instructions) OO
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) ☐
6.	Citizenship Or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 59,770,876
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 59,770,876

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 59,770,876[13]
12.	Check Box If The Aggregate Amount in Row (11) Excludes Certain Shares (See instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 45.6%[14]
14.	Type of Reporting Person (See instructions) CO

13.	Includes 45,787,948 Ordinary Shares and 4,660,976 ADSs, each representing three Ordinary Shares, held by Morgancreek. Jian Qian indirectly holds 40% of the shares of Morgancreek.

14.	Percentage calculated based on 131,022,616 Ordinary Shares issued and outstanding as of May 1, 2017, which was disclosed in the Issuer’s annual report on Form 20-F (File No. 001-34563) filed with the SEC on May 1, 2017.

CUSIP Number: 206277 105

1.	Name of Reporting Persons Bluestone Holdings Limited
2.	Check The Appropriate Box If A Member of A Group (See instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See instructions) OO
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) ☐
6.	Citizenship Or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 59,770,876
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 59,770,876

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 59,770,876[15]
12.	Check Box If The Aggregate Amount in Row (11) Excludes Certain Shares (See instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 45.6%[16]
14.	Type of Reporting Person (See instructions) CO

15.	Represents 45,787,948 Ordinary Shares and 4,660,976 ADSs, each representing three Ordinary Shares, held by Morgancreek. Bluestone holds 40% of the shares of Morgancreek.

16.	Percentage calculated based on 131,022,616 Ordinary Shares issued and outstanding as of May 1, 2017, which was disclosed in the Issuer’s annual report on Form 20-F (File No. 001-34563) filed with the SEC on May 1, 2017.

CUSIP Number: 206277 105

1.	Name of Reporting Persons Morgancreek Investment Holdings Limited
2.	Check The Appropriate Box If A Member of A Group (See instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See instructions) OO
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) ☐
6.	Citizenship Or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 59,770,876
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 59,770,876

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 59,770,876[17]
12.	Check Box If The Aggregate Amount in Row (11) Excludes Certain Shares (See instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 45.6%[18]
14.	Type of Reporting Person (See instructions) CO

17.	Represents 45,787,948 Ordinary Shares and 4,660,976 ADSs, each representing three Ordinary Shares.

18.	Percentage calculated based on 131,022,616 Ordinary Shares issued and outstanding as of May 1, 2017, which was disclosed in the Issuer’s annual report on Form 20-F (File No. 001-34563) filed with the SEC on May 1, 2017.

This Amendment No. 6 (this “Amendment”) is being filed jointly by Jianyu Yang (“Mr. Yang”), Shanghai Hui Fu Science and Technology Development Co., Ltd. (“Hui Fu”), Bi Zhang (“Ms. Zhang”), Oakville Holdings Group Limited (“Oakville”), Cherrylane Investments Limited (“Cherrylane”), Zheng Cheng (“Mr. Cheng”), Shanghai Jian Qian Science and Technology Development Co., Ltd. (“Jian Qian”), Bluestone Holdings Limited (“Bluestone”) and Morgancreek Investment Holdings Limited (“Morgancreek”, together with Mr. Yang, Hui Fu, Ms. Zhang, Oakville, Cherrylane, Mr. Cheng, Jian Qian and Bluestone, the “Reporting Persons”). This Amendment amends and supplements the Schedule 13D jointly filed with the Securities and Exchange Commission (the “SEC”) on August 15, 2013 by Mr. Yang, Daketala International Investment Holdings Ltd. (“Daketala”), Mr. Cheng and CZY Investments Limited (“CZY”), as amended by (i) Amendment No. 1 to Schedule 13D filed with the SEC on December 6, 2013 by Mr. Yang, Daketala, Hui Fu, Cherrylane, Mr. Cheng, CZY, Jian Qian, Bluestone and Morgancreek; (ii) Amendment No. 2 to Schedule 13D filed with the SEC on July 11, 2016 by the Reporting Persons; (iii) Amendment No. 3 to Schedule 13D filed with the SEC on November 22, 2016 by the Reporting Persons; (iv) Amendment No. 4 to Schedule 13D filed with the SEC on February 9, 2017 by the Reporting Persons; and (v) Amendment No. 5 to Schedule 13D filed with the SEC on May 23, 2017 by the Reporting Persons (collectively, the “Prior Schedule 13Ds”). The Reporting Persons have entered into a joint filing agreement, dated as of November 14, 2017, a copy of which is attached hereto as Exhibit 99.1. Except as provided herein, this Amendment does not modify any of the information previously reported on the Prior Schedule 13Ds.

Item 1. Security and Issuer

No material change.

Item 2. Identity and Background

This Amendment is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d) (3) of the Exchange Act with respect to the transactions described in Item 4 of this statement.

Except as expressly otherwise set forth in this statement, each Reporting Person disclaims beneficial ownership of the Ordinary Shares (including Ordinary Shares represented by ADSs) beneficially owned by the other Reporting Persons or any other person. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

Mr. Yang is a citizen of the People’s Republic of China and his principal occupation is the chairman and chief executive officer of the Company. Mr. Yang’s principal business address is 18/F, Tower A, Global Trade Center, 36 North Third Ring Road East, Dongcheng District, Beijing 100013, People’s Republic of China.

Hui Fu is a limited liability company organized under the laws of the People’s Republic of China wholly owned by Mr. Yang. The address of Hui Fu Science and Technology Development Co., Ltd.’s principal office is Room 232, Zone C, 2nd Floor, 555 Songxiu Road, Qingpu District, Shanghai, People’s Republic of China. Mr. Yang is the sole director of Hui Fu.

Ms. Zhang is a citizen of Canada and her principal occupation is the sole director of Oakville. Ms. Zhang’s principal business address is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola,British Virgin Islands.

Oakville is a limited liability company organized under the laws of the British Virgin Islands wholly owned by Ms. Zhang. Oakville’s principal business is investment holding. The address of its principal office is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola,British Virgin Islands.. Ms. Zhang is the sole director of Oakville.

Cherrylane is a limited liability company organized under the laws of the British Virgin Islands, and is 30% owned by Hui Fu and 70% owned by Oakville. Cherrylane’s principal business is investment holding. The address of its principal office is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola,British Virgin Islands.. Mr. Yang is the sole director of Cherrylane.

Mr. Cheng is a citizen of the People’s Republic of China and his principal occupation is a director of the Company. Mr. Cheng’s principal business address is 18/F, Tower A, Global Trade Center, 36 North Third Ring Road East, Dongcheng District, Beijing 100013, People’s Republic of China.

Jian Qian is a limited liability company organized under the laws of the People’s Republic of China wholly owned by Mr. Cheng. Jian Qian’s principal business is technology development, technology transfer, investment management and market promotion in the field of medical device and information technology. Jian Qian’s principal office is Room 231, Zone C, 2nd Floor, 555 Songxiu Road, Qingpu District, Shanghai, People’s Republic of China. Mr. Cheng is the sole director of Jian Qian.

Bluestone is a limited liability company organized under the laws of the British Virgin Islands wholly owned by Jian Qian. Bluestone’s principal business is investment holding. The address of its principal office is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola,British Virgin Islands. Mr. Cheng is the sole director of Bluestone.

Morgancreek is a limited liability company organized under the laws of the British Virgin Islands. Cherrylane and Bluestone hold 60% and 40% of the shares of Morgancreek, respectively. Morgancreek’s principal business is investment holding. The address of its principal office is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola,British Virgin Islands. The directors of Morgancreek are Mr. Yang and Mr. Cheng.

None of the Reporting Persons has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Prior Schedule 13Ds is hereby amended and supplemented by inserting the following at the end thereof.

As described in Item 4 below, Jianyu Yang, Morgancreek Investment Holdings Limited and Blue Ocean Management Limited (together the “Buyer Parties”) have submitted a letter to the board of directors of the Issuer, which notified the Issuer that the Buyer Parties had unanimously determined to withdraw the non-binding going-private proposal dated July 11, 2016 (the “Proposal”). The information set forth in Item 4 below is hereby incorporated by reference into this Item 3.

Item 4. Purpose of Transaction

Item 4 of the Prior Schedule 13Ds is hereby amended and supplemented by inserting the following at the end thereof.

On November 13, 2017, the Buyer Parties submitted a letter (“Non-binding Proposal Withdrawal Letter”) to the board of directors of the Issuer, which notified the Issuer that the Buyer Parties had unanimously determined to withdraw the Proposal with immediate effect.

The description of the Non-binding Proposal Withdrawal Letter in this Item 4 is qualified in its entirety by reference to the complete text of the Non-binding Proposal Withdrawal Letter, which has been filed as Exhibit 99.2 to this Amendment and is incorporated by reference in its entirety into this Item 4.

Except as indicated in the Prior Schedule 13Ds and this Amendment, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

The information contained on each of the cover pages of this statement and the information set forth in Items 2, 3, 4 and 6 are hereby incorporated by reference in their entirety in this Item 5.

(a) – (b) The following table sets forth the beneficial ownership of Ordinary Shares (including Ordinary Shares represented by ADSs) of the Issuer for each of the Reporting Persons.

Name	Shares Beneficially Owned	Percentage of Total*	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Mr. Yang(1)	60,596,808	46.0%	825,932	59,770,876	825,932	59,770,876
Hui Fu(2)	59,770,876	45.6%	—	59,770,876	—	59,770,876
Ms. Zhang (3)	59,770,876	45.6%	—	59,770,876	—	59,770,876
Oakville(4)	59,770,876	45.6%	—	59,770,876	—	59,770,876
Cherrylane(5)	59,770,876	45.6%	—	59,770,876	—	59,770,876
Mr. Cheng(6)	60,596,808	46.0%	825,932	59,770,876	825,932	59,770,876
Jian Qian(7)	59,770,876	45.6%	—	59,770,876	—	59,770,876
Bluestone(8)	59,770,876	45.6%	—	59,770,876	—	59,770,876
Morgancreek(9)	59,770,876	45.6%	—	59,770,876	—	59,770,876

____________

* Percentages are calculated based on 131,022,616 Shares outstanding, and with respect to each person, including the Shares that such person has the right to acquire within 60 days.

(1)	Includes (i) 45,787,948 Ordinary Shares and 4,660,976 ADSs, each representing three Ordinary Shares, held by Morgancreek, and (ii) 825,932 Ordinary Shares issuable upon exercise of options held by Mr. Yang that are exercisable currently or within 60 days of the date hereof. Mr. Yang and his spouse, Ms. Bi Zhang, indirectly hold 18% and 42% of the shares of Morgancreek, respectively, and by virtue of such relationship, Mr. Yang may be deemed the beneficial owner of the total of 60% of the shares of Morgancreek.

(2)	Includes 45,787,948 Ordinary Shares and 4,660,976 ADSs, each representing three Ordinary Shares, held by Morgancreek. Hui Fu and Oakville hold 30% and 70% of the shares of Cherrylane, respectively, which holds 60% of the shares of Morgancreek.

(3)	Includes 45,787,948 Ordinary Shares and 4,660,976 ADSs, each representing three Ordinary Shares, held by Morgancreek. Ms. Zhang and Mr. Yang indirectly hold 42% and 18% of the shares of Morgancreek, respectively. By virtue of such relationship, Ms. Zhang may be deemed the beneficial owner of the total of 60% of the shares of Morgancreek.

(4)	Includes 45,787,948 Ordinary Shares and 4,660,976 ADSs, each representing three Ordinary Shares, held by Morgancreek. Oakville and Hui Fu hold 70% and 30% of the shares of Cherrylane, respectively, which holds 60% of the shares of Morgancreek.

(5)	Represents 45,787,948 Ordinary Shares and 4,660,976 ADSs, each representing three Ordinary Shares, held by Morgancreek. Cherrylane holds 60% of the shares of Morgancreek.

(6)	Includes (i) 45,787,948 Ordinary Shares and 4,660,976 ADSs, each representing three Ordinary Shares, held by Morgancreek, and (ii) 825,932 Ordinary Shares issuable upon exercise of options held by Mr. Cheng that are exercisable currently or within 60 days of the date hereof. Mr. Cheng indirectly owns 40% of the shares of Morgancreek.

(7)	Includes 45,787,948 Ordinary Shares and 4,660,976 ADSs, each representing three Ordinary Shares, held by Morgancreek. Jian Qian indirectly holds 40% of the shares of Morgancreek.

(8)	Represents 45,787,948 Ordinary Shares and 4,660,976 ADSs, each representing three Ordinary Shares, held by Morgancreek. Bluestone holds 40% of the shares of Morgancreek.

(9)	Represents 45,787,948 Ordinary Shares and 4,660,976 ADSs, each representing three Ordinary Shares.

(c) Except as disclosed in Item 6 below, none of the Reporting Persons has effected any transactions relating to the Ordinary Shares during the past sixty (60) days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Prior Schedule 13Ds is hereby amended and supplemented by inserting the following at the end thereof.

The description of the Non-binding Proposal Withdrawal Letter under Item 4 is incorporated herein by reference in its entirety.

On November 14, 2017, the Reporting Persons entered into an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto (the “Joint Filing Agreement”). A copy of the Joint Filing Agreement is attached as Exhibit 99.1 to this Amendment and is incorporated by reference herein.

To the best knowledge of the Reporting Persons, except as provided herein and in the Prior Schedule 13Ds, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7. Materials to be Filed as Exhibits

Exhibit No.	Description

99.1	Joint Filing Agreement by and among the Reporting Persons, dated November 14, 2017.
99.2	Non-binding Proposal Withdrawal Letter by and among the Buyer Parties, dated November 13, 2017

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2017

Jianyu Yang

/s/ Jianyu Yang

Shanghai Hui Fu Science and Technology Development Co., Ltd.

By:	/s/ Jianyu Yang
Name: Jianyu Yang
Title: Director

Bi Zhang

/s/ Bi Zhang

Oakville Holdings Group Limited

By:	/s/ Bi Zhang
Name: Bi Zhang
Title: Director

Cherrylane Investments Limited

By:	/s/ Jianyu Yang
Name: Jianyu Yang
Title: Director

Zheng Cheng

/s/ Zheng Cheng

Shanghai Jian Qian Science and Technology Development Co., Ltd.

By:	/s/ Zheng Cheng
Name: Zheng Cheng
Title: Director

Bluestone Holdings Limited

By:	/s/ Zheng Cheng
Name: Zheng Cheng
Title: Director

Morgancreek Investment Holdings Limited

By:	/s/ Jianyu Yang
Name: Jianyu Yang
Title: Director

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement by and among the Reporting Persons, dated November 14, 2017.
99.2	Non-binding Proposal Withdrawal Letter by and among the Buyer Parties, dated November 13, 2017